November 19, 2007
VIA EDGAR
Mr. Christian N. Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	UCBH Holdings, Inc. (“UCBH”) Commission File No. 000-24947 Definitive Proxy Statement Filed on April 16, 2007
Dear Mr. Windsor:
Thank you for your proxy comment letter dated and received via fax on September 26, 2007. We enclose our responses to the comments and issues raised in your letter regarding our definitive proxy statement filed on April 16, 2007, as well as future proxy filings.
For the convenience of the staff of the Securities and Exchange Commission (the “Staff”), the Staff’s comments are included and followed by UCBH’s responses.
Compensation Committee, page 8
1.	It appears that the Board retains a significant amount of authority to give final approval for compensation awards. Revise your disclosure, either in this section or in the Compensation Discussion and Analysis, to clarify the role of the Committee in setting compensation and to discuss those elements of the compensation process which the Board has retained the ultimate approval authority. Please refer to Item 407(e)(3)(i) of Regulation S-K.
UCBH Response: In our future filings, we will clarify the scope of authority of the Compensation Committee and any other information required by Item 407(e)(3)(i) of Regulation S-K.
2.	You disclose, on page 11, that the Committee retained Watson Wyatt as a consultant during 2007. Please clarify whether the Committee retained any consultants which assisted in evaluating performance or structuring compensation during 2006. Please discuss the scope of the engagement by the Committee of Watson Wyatt, including the services provided by Watson Wyatt. Also, disclose any instructions provided by the Committee to Watson Wyatt as part of the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

UCBH Response: The Compensation Committee did not retain any consultants to assist in evaluating performance or structuring compensation during 2006. In our future filings, we will discuss the information requested by Item 407(e)(3)(iii) of Regulation S-K.
Compensation Discussion and Analysis, page 12
3.	You provide a brief description of your compensation program for the named executive officers, including reference to your evaluation of peer compensation as well as performance measurements that you considered. However, you do not provide any analysis of how the Committee applied your compensation philosophy in making compensation decisions for 2006. Also, it appears that the Committee has a significant amount of discretion to set the amount of any compensation under the bonus program which represents the main cash incentive payment available to the executive officers. Please discuss and analyze the compensation decisions made by the Committee during the relevant period. For example, discuss the specific factors, including corporate performance and individual performance, the Committee considered in setting the bonus amount for each executive officer, including a discussion of how specific factors affected the award that you ultimately granted. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vi) and 402(b)(2)(vii) of Regulation S-K.
UCBH Response: In our future filings, we will provide further discussion and analysis of the compensation decisions during the relevant period. In particular, as required by Item 402(b)(1)(v) of Regulation S-K, the discussion and analysis will address how we determined the amount for each element to pay. We will also disclose other material information, as provided in Item 402(b)(2)(vi) and 402(b)(2)(vii) of Regulation S-K , relating to the discretion exercised by the Compensation Committee and the elements of performance taken into account.
4.	Please disclose and specifically address the performance targets which the Committee uses to determine the performance based portion of your compensation program. In particular, please disclose the targets used to determine performance award under the cash incentive and share award programs, both for the year discussed and any changes to the targets for the following year determined during the Committee’s first quarter meetings. Furthermore, please discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders’ equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. For example, disclose the performance necessary to reach the target performance threshold necessary to allow cash bonuses to be paid, the target amount necessary to reach the target bonus amount and the performance which would be necessary to allow for the maximum business performance adjustment. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(1)(v) and 402(b)(2)(v). If you did not disclose specific targets, because you determined that disclosure would cause competitive harm to UCBH and the targets were therefore confidential, supplementally provide the staff with your analysis supporting your determination that the targets were confidential because their disclosure would expose UCBH to competitive harm. Also, for any targets that you excluded because of their confidential nature, provide the discussion required by Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
UCBH Response: As described on page 13 of our proxy statement filed on April 16, 2007, the first year in which the UCBH Holdings, Inc. Senior Executive Annual Incentive Plan is to be implemented is fiscal year 2007. The Committee determined 2006 bonus awards on the basis of subjective discretionary factors and peer group data. In our future filings, to the extent that they are material and that disclosure would not cause competitive harm, we will disclose and specifically address the specific items of corporate performance taken into account in making compensation decisions. To the extent that we do not disclose specific items of performance because disclosure would cause competitive harm, we will disclose the information required by Instruction 4 to Item 402(b) of Regulation S-K.
5.	Please discuss and explain the reason for any material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.l of Commission Release No. 33-8732A. There appear to be significant disparities in the compensation awarded to Mr. Thomas Wu and the other Named Executives, Please provide a detailed discussion of how and why the compensation of your CEO differs from the other named executives, including his larger equity payout and the relative size of his bonus. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.
UCBH Response: In our future filings, and as indicated in our response to Comment 6, below, we will discuss the extent to which we review market data for executive positions similar to those held by our executive officers, including the CEO, and whether that market data indicates that CEOs of our peer companies are paid more than other executive officers, if that is the case. We will also discuss the material differences in each element of total compensation.
6.	Please discuss how the Committee uses the peer group information in setting compensation amounts. In particular, please discuss specifically how the results of the peer compensation analysis informed and affected the Committee’s compensation awards in the relevant period. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of Regulation S-K. Also, please explain what you mean by “near median” for base salary and “evaluation of market levels of peer group” for bonus. Clarify any specific targets for each element of compensation that you benchmark. Also, discuss whether the actual relationship between your compensation and peer compensation differs from the targeted relationship.
UCBH Response: In our future filings, we will discuss how the Compensation Committee uses the peer group information in setting compensation amounts. To the extent that our Compensation Committee uses published peer group data, that data will typically be at least one year out of date, making it difficult to identify the exact median for current base salary.

CEO Compensation, page 16
7.	Please disclose how the Committee determined the appropriate amounts to be paid under this agreement, including the guaranteed salary and the amounts payable upon termination. Please refer to Item 402(b)(1)(iv, v and vi) of Regulation S-K.
UCBH Response: In our future filings, we will disclose how the Compensation Committee chooses to pay each element of compensation, the amount of each element, and how each element fits into our overall compensation objectives and affects decisions regarding other elements, as required by Item 402(b(iv)-(vi) of Regulation S-K.
Outstanding Equity Awards at Fiscal Year End, page 21
8.	Add a footnote to disclose the vesting dates of the options. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.
UCBH Response: In our future filings, we will include the vesting dates of the options in a footnote.
Change in Control Agreements, page 23
9.	Revise this section, or the Compensation Discussion and Analysis, to describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
UCBH Response: In our future filings, we will describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change in control agreements, as required by Item 402(j)(3) of Regulation S-K. Additionally, we will discuss how these arrangements fit into our overall compensation objectives and affect the decisions regarding other compensation elements, as required by Item 402(b)(1)(v) of Regulation S-K.
10.	Please discuss any provisions which would give rise to payments to the named executives in the event that their employment was terminated for reasons other than a change in control and quantify the value of any benefits. For example, please discuss the impact of a not-for cause termination of the executive officers, the effect of resignation or death or disability and any payments that might be required. Please refer to Item 402(j) of Regulation S-K.

UCBH Response: We believe that this comment was adequately addressed in the Change in Control Agreements section on page 23 of our proxy statement filed on April 16, 2007. Pursuant to their respective Change in Control Agreements, Mr. Dennis Wu, Ms. Loh, Mr. Shabudin, and Mr. Tsui would not be entitled to payments in the event that their employment was terminated for reasons other than a “change in control” (as defined in their respective agreements).
Non-Employee Director Compensation, page 35
11.	For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).
UCBH Response: In our future filings, we will include the FAS 123R grant date fair value of each equity award in a footnote.
12.	Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).
UCBH Response: In our future filings, we will include in a footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please do not hesitate to contact me at (415) 315-2832. Thank you for your consideration.
Sincerely,
UCBH HOLDINGS, INC.

/s/ Dennis A. Lee
Dennis A. Lee
Senior Vice President & Corporate Counsel